UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

CARDIOME PHARMA CORP.
(Name of Subject Corporation (issuer))
CARDIOME PHARMA CORP. (Issuer)
(Name of Filing Persons (identify status as offeror, issuer or other person))

Common Shares, Without Par Value
(Title of Class of Securities)
14159U202
(CUSIP Number of Class of Securities)

Cardiome Pharma Corp.
Attention: Curtis Sikorsky, Chief Financial Officer
6190 Agronomy Road, 6th floor, Vancouver, British Columbia, Canada V6T 1Z3
(800) 330-9928
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copy to:

Riccardo A. Leofanti, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
222 Bay Street, Suite 1750
Toronto, Ontario M5K 1J5
(416) 777-4700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$27,500,000	$1,534.50

(1)	Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the purchase of 5,392,157 common shares and the maximum tender offer price of $5.10 per common share in cash.

(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per $1,000,000 of the value of the transaction.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	Amount Previously Paid:	N/A
	Form or Registration No.:	N/A
	Filing Party:	N/A
	Date Filed:	N/A

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☑	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Tender Offer Statement on Schedule TO relates to the issuer tender offer by Cardiome Pharma Corp., a Canadian corporation (“Cardiome” or the “Corporation”), to purchase a number of its common shares, without par value (the “Shares”), up to an aggregate amount of US$27,500,000. Cardiome is offering to purchase the Shares at a price not less than US$4.25 per Share and not more than US$5.10 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 1, 2009 (the “Offer to Purchase”), the accompanying Issuer Bid Circular (the “Circular”), and the related Letter of Transmittal which, collectively, as amended or supplemented from time to time, constitute the “Tender Offer.” This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
The information contained in the Offer to Purchase and the Circular, filed herewith as Exhibit (a)(1)(A), is hereby incorporated by reference in response to all the items of this Schedule TO.
Item 1. Summary Term Sheet.
The information under the heading “Summary Term Sheet,” included in Exhibit (a)(1)(A), is incorporated herein by reference.
Item 2. Subject Company Information.
(a) The name of the subject corporation is Cardiome Pharma Corp. The address and telephone number of its principal executive offices are: 6190 Agronomy Road, 6th floor, Vancouver, British Columbia, Canada V6T 1Z3, (800) 330-9928.
(b) The subject securities are common shares without par value of Cardiome. The number of Shares of the subject securities outstanding as of August 31, 2009 was 64,361,746.
(c) Information about the trading market and price of the subject securities is incorporated herein by reference to the Circular, included in Exhibit (a)(1)(A), under the heading “Section 5 — Price Range of Shares.”
Item 3. Identity and Background of Filing Person.
(a) The filing person to which this Schedule TO relates is Cardiome. The address and telephone number of Cardiome is set forth under Item 2(a) above. The names of the directors and executive officers of Cardiome are as set forth in the Circular, included in Exhibit (a)(1)(A), under the heading “Section 8 — Interest of Directors and Officers and Ownership of Securities”, and such information is incorporated herein by reference. The business address and business telephone number of each director and executive officer of Cardiome is c/o Cardiome Pharma Corp., 6190 Agronomy Road, 6th floor, Vancouver, British Columbia, Canada V6T 1Z3, (800) 330-9928.
Item 4. Terms of the Transaction.
(a) The material terms of the transaction are incorporated herein by reference from the Offer to Purchase and the Circular, each included in Exhibit (a)(1)(A). There will be no material differences in the rights of security holders as a result of this transaction.
(b) The details regarding any purchases from an officer, director or affiliate of Cardiome are incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the headings:

•	“Section 8 — Interest of Directors and Officers and Ownership of Securities;”

•	“Section 10 — Commitments to Acquire Shares;” and

•	“Section 13 — Intention to Deposit Shares.”
Item 5. Past Contracts, Transactions, Negotiations and Agreements.
Information regarding agreements involving Cardiome’s securities is incorporated herein by reference from the Circular under the headings “Section 8 — Interest of Directors and Officers and Ownership of Securities” and “Section 9 — Contracts, Arrangements or Understandings with Shareholders.” The Corporation has established an Incentive Stock Option Plan, effective as of January 30, 2001, approved by shareholders on May 28, 2001 and subsequently amended on May 27, 2002, May 25, 2004, June 6, 2005, June 12, 2006 and September 5, 2007, pursuant to which options to purchase common shares of the Corporation may be, and have been, granted to directors, officers, other employees, contractors and consultants of the Corporation.
Item 6. Purposes of the Transaction and Plans or Proposals.
(a) Information regarding the purpose of the transaction is incorporated herein by reference under the heading “Summary Term Sheet” and from the Circular under the heading “Section 3 — Purpose and Effect of the Offer,” each included in Exhibit (a)(1)(A).
(b) The Shares purchased in the Tender Offer will be cancelled by the Corporation.
(c) Information about any plans or proposals is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the headings:
•	“Section 3 — Purpose and Effect of the Offer;”

•	“Section 6 — Dividend Policy;”

•	“Section 8 — Interest of Directors and Officers and Ownership of Securities;”

•	“Section 10 — Commitments to Acquire Shares;”

•	“Section 12 — Material Changes in the Affairs of the Company;” and

•	“Section 13 — Intention to Deposit Shares.”
Other than as set forth in the Tender Offer, neither the Corporation nor any of its directors or executive officers is aware of any plans, proposals or negotiations that (i) would result in the acquisition or disposition by any person of additional securities of the Corporation or (ii) could result in any action that could impede the acquisition or control of the Corporation.
Item 7. Source and Amount of Funds or Other Consideration.
(a) Information regarding the source of funds is incorporated herein by reference from the Circular, included in Exhibit (a)(1)(A), under the heading “Section 17 — Source of Funds.”
(b) Financing will not be required in connection with the Tender Offer.
(d) None of the consideration for the Tender Offer will be borrowed. Cardiome will use available cash on hand to fund the Tender Offer.

Item 8. Interest in Securities of the Subject Corporation.
(a) The information under the heading “Section 8 — Interest of Directors and Officers and Ownership of Securities” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference.
(b) To the knowledge of the Corporation, after reasonable inquiry, neither the Corporation nor any of the Corporation’s executive officers, directors, associates, subsidiaries or executive officers or directors of the Corporation’s subsidiaries have effected any transaction in the Shares during the 60 days prior to September 1, 2009, except for the following transactions: (i) between August 12, 2009 and August 20, 2009, Robert Rieder, Executive Chairman of the Corporation, sold a total of 314,000 common shares of the Corporation in the open market at prices ranging from Cdn$4.1805 to Cdn$4.53; (ii) between August 13, 2009 and August 20, 2009, Mr. Rieder acquired a total of 500,000 common shares of the Corporation upon exercise of stock options at an exercise price of Cdn$3.32 per common share; and (iii) on August 18, 2009, Sheila Grant, Vice-President, Product Development of the Corporation, acquired 2,500 common shares of the Corporation upon exercise of stock options at an exercise price of Cdn$3.20 per common share, and sold those shares on the open market at a price of Cdn$4.28 per share.
Item 9. Persons/Assets, Retained, Employed, Compensated or Used.
(a) The information under the heading “Summary Term Sheet,” and the information in the Circular under the headings “Section 18 — Dealer Managers,” “Section 19 — Depository,” and “Section 20 — Fees and Expenses,” in each case included in Exhibit (a)(1)(A), is incorporated herein by reference.
Item 10. Financial Statements.
(a)-(b) Not applicable. The consideration offered consists solely of cash. The Tender Offer is not subject to any financing condition and Cardiome is a public reporting Company under Section 13(a) or 15(d) of the Exchange Act that files reports electronically on EDGAR.
Item 11. Additional Information.
(a)(1) The information under the heading “Section 8 — Interest of Directors and Officers and Ownership of Securities” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference. Other than as set forth in the Tender Offer or above, the Corporation is not aware of any present or proposed material agreement, arrangement or understanding or relationship between the Corporation and any of its executive officers, directors, controlling persons or subsidiaries.
(a)(2) The information under the heading “Section 16 — Legal Matters and Regulatory Approvals” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference.
(a)(3) Not applicable.
(a)(4) Not applicable.
(a)(5) None. The information under the heading “Section 16 — Legal Matters and Regulatory Approvals” in the Circular, included in Exhibit (a)(1)(A), is incorporated herein by reference.
(b) The information set forth under the heading “Summary Term Sheet,” and the information set forth in the Offer to Purchase, the Circular and the related Letters of Transmittal, as each may be amended or supplemented from time to time is incorporated herein by reference.

Item 12. Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 1, 2009 and the accompanying Issuer Bid Circular.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release announcing commencement of Tender Offer, dated September 1, 2009.

(b)	None.

(d)(1)	Cardiome Amended Incentive Stock Option Plan.

(g)	None.

(h)	None.
Item 13. Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Curtis Sikorsky

Name:	Curtis Sikorsky
Title:	Chief Financial Officer

Date:	September 1, 2009

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated September 1, 2009 and the accompanying Issuer Bid Circular.

(a)(1)(B)	Letter of Transmittal.

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(2)	None.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press release announcing commencement of Tender Offer, dated September 1, 2009.

(b)	None.

(d)(1)	Cardiome Amended Incentive Stock Option Plan.

(g)	None.

(h)	None.